

August 13, 2010

John R. Signorello
Chairman and CEO
IceWEB, Inc.
22900 Shaw Road, Suite 111
Sterling, VA 20166
Also via facsimile at: (571) 287-2396

> **Re: IceWEB, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 26, 2010**
> **File No. 333-167501**
>
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 29, 2009, as amended July 15, 2010**
> **Forms 8-K/A**
> **Filed July 20, 2010**
> **File No. 000-27865**

Dear Mr. Signorello:

We have reviewed your amended filings and response letter, and have the following comments. References to prior comments refer to those provided in our letter dated July 9, 2010.

Amendment No. 1 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

1. We note the disclosure added to this section in response to prior comment 1. It remains unclear from the revised disclosure whether management reasonably expects that the company will have sufficient capital to meet its capital requirements for the next 12 months. On the one hand, you state that the proceeds from the private offering in April and May 2010 will "substantially allow [you] to fund [y]our planned operations and obligations for the next twelve months"; however, on the other hand, you state that you "expect that [y]our capital resources will be adequate to fund [y]our current level of operations" only into the fiscal third quarter of 2011, which we note will begin April 1, 2011.

As previously requested, revise to state clearly the minimum amount of time that you expect to be able to conduct planned operations and to satisfy your obligations using currently-available capital resources, and provide support for your belief that you will be able to meet your capital requirements for this amount of time. In this regard, please explain the assertion that you believe that the approximately $2.1 million in proceeds received from your recent private offering will allow you to fund your planned operations for the next twelve months, given the company's reported negative working capital of approximately $2.5 million as of March 31, 2010 and its recent "cash burn rate," which you indicate was approximately $715,000 for the quarter ended March 31, 2010.   In addition, quantify the anticipated costs and amount of additional capital that will be needed, if any, in order to fund the company's projected operations and satisfy its obligations for a minimum of 12 months from the date of the prospectus.

Certain Relationships and Related Transactions, page 45

2.   You disclose that the company has not been party to any transactions with related persons since the beginning of fiscal 2009 in an amount exceeding $120,000. Please be advised that Item 404(d) of Regulation S-K requires smaller reporting companies to disclose the information required by Item 404(a) for any transaction "in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year end for the last two completed fiscal years." In addition, note that Form S-1 registration statements are required to provide Item 404 disclosure for the registrant's past three fiscal years and subsequent period. See Instruction 1 to Item 404. Please revise your disclosure accordingly.

Item 15. Recent Sales of Unregistered Securities, page II-4

3.   We note the revisions made to this section in response to prior comment 5. As your disclosure indicates that you relied on the exemption provided by Section 4(2) of the Securities Act for the issuance of 18,715,000 shares of common stock during fiscal 2009 upon the exercise of options under your stock option plan, please clarify whether the purchasers were accredited or sophisticated with access to information; or otherwise revise as appropriate to specify the exemption relied upon for these issuances and to state briefly the facts relied upon to make such exemption available.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 9A(T). Controls and Procedures, page 53

4.   Your response to prior comment 7 advises that you failed to disclose in your Forms 10-Q for the quarters ended December 31, 2009 and March 31, 2010 certain remediation efforts that were taken during these quarters that you believe

resulted in management's ability to conclude that the company's disclosure controls and procedures were effective as of the end of each of these quarters. Please tell us how you concluded that no amendment to either of these Forms 10-Q was necessary, given the apparent omission of disclosure required by Item 308T(b) of Regulation S-K with respect to changes in internal control over financial reporting that occurred during the applicable quarter.

5.   We refer to the sample disclosure for your Form 10-Q for the quarter ended June 30, 2010 provided in your response to prior comment 7. Please clarify specifically when the remediation efforts you describe were implemented. Further, please revise the paragraph captioned "Changes in internal control over financial reporting" to identify clearly any changes to internal control over financial reporting that occurred or were on-going during the three months ended June 30, 2010, that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, rather than stating that "other than the changes… described earlier" there were no such changes. If there were no such changes during the three months ended June 30, 2010, this paragraph should so state and should not reference changes made in prior quarters.

Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3457 with any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel